SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Dennis Malamatinas

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dennis Malamatinas

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares

7)	Number of shares/amount of stock acquired

2,000

8)	Percentage of issued class

Less than 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

11)	Class of security

Ordinary Shares

12)	Price per share

979p

13)	Date of transaction

9 May 2001

14)	Date company informed

9 May 2001

15)	Total holding following this notification

2,000 Ordinary Shares

16)	Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

18)	Period during which or date on which exercisable

19)	Total amount paid (if any) for grant of the option

20)	Description of shares or debentures involved: class, number

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information

24)	Name of contact and telephone number for queries

J. M. Buswell (020) 7752 8187

25)	Name and signature of authorised company official responsible for making this notification

J. M. Buswell, Group Regulatory Advisor Date of Notification..10 May 2001...........................